AVALON
RARE METALS INC.

A BRITISH COLUMBIA COMPANY

NUMBER
CERT.9999

SHARES
9,000,000********
9,000,000******
****9,000,000********
*****9,000,000*******
******9,000,000******

THIS CERTIFIES THAT

*** SPECIMEN ***

is the registered holder of

CUSIP: 053470100
ISIN: CA0534701002

*** NINE MILLION AND 00/100 ***

FULLY PAID AND NON-ASSESSABLE COMMON SHARES WITHOUT PAR VALUE

AVALON RARE METALS INC.

in the Authorized Share Structure of the above named Company subject to the Articles of the Company transferable on the Central Securities Register of the Company by the registered holder in person or by attorney duly authorized in writing upon surrender of this certificate properly endorsed.

This Certificate is not valid until countersigned and registered by the Transfer Agent and Registrar of the Company.

IN WITNESS WHEREOF the Company has caused this Certificate to be signed by its duly authorized officers.

DATED: JANUARY 01, 2009

COUNTERSIGNED AND REGISTERED by
Equity Financial Trust Company Toronto, Ontario, Canada as
Main Transfer Agent and Registrar
or
Registrar and Transfer Company, Cranford, NJ, USA as
Co-Transfer Agent

By____________________
AUTHORIZED OFFICER

Donald S. Bubar
President & CEO

R. James Andersen
CFO & Vice President, Finance

The Shares represented by this Certificate are transferable at the offices of Equity Financial Trust Company, Toronto, Ontario, Canada, and at the offices of Registrar and Transfer Company, Cranford, NJ, USA.

SECURITY INSTRUCTIONS ON REVERSE — VOIR LES INSTRUCTIONS DE SÉCURITÉ AU VERSO

Printed by DATA BUSINESS FORMS

4383396

FOR VALUE RECEIVED, ____________________ hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL INSURANCE NUMBER OF TRANSFEREE

			-				-			

____

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS OF ASSIGNEE)

____

____ shares

represented by the within Certificate, and do hereby irrevocably constitute and appoint

____ Attorney

to transfer the said shares on the books of the within named Company, with full power of substitution in the premises.

Dated ____________________

Signature: ____________________

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE, IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT, OR ANY CHANGE WHATSOEVER, AND MUST BE GUARANTEED BY A SCHEDULE 1 CANADIAN CHARTERED BANK OR AN ELIGIBLE GUARANTOR INSTITUTION WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM.

Guaranteed by: ____________________

999999 TIR5405 ACCT9999 CERT.9999

RESTRICTIONS

SECURITY INSTRUCTIONS - INSTRUCTIONS DE SÉCURITÉ

THIS IS WATERMARKED PAPER, DO NOT ACCEPT WITHOUT NOTING WATERMARK. HOLD TO LIGHT TO VERIFY WATERMARK.

PAPIER FILIGRANÉ, NE PAS ACCEPTER SANS VÉRIFIER LA PRÉSENCE DU FILIGRANE. POUR CE FAIRE, PLACER À LA LUMIÈRE.